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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

São José dos Campos, January 16, 2019 – In accordance with CVM Instruction 358 of January 3, 2002, Embraer announces that it has revised its guidance for 2018 and is presenting projections for 2019 and 2020.

2018 Guidance Revision:

Some of the projections that follow have changed and others are reiterated in relation to those published in the Material Fact published by the Company on March 8, 2018.

Embraer is revising its 2018 guidance for executive jet deliveries, Revenues, Executive Jet revenues, Defense & Security revenues, consolidated and adjusted EBIT, consolidated and adjusted EBIT margin, consolidated and adjusted EBITDA, consolidated and adjusted EBITDA margin, Free Cash Flow and Investments.

Global market conditions for executive jets, although gradually improving, continue to recover more slowly than expected. In combination, Embraer’s increased focus on improving profitability and price preservation, as well as the recent launch of the new midsize/super midsize executive jets (“Praetors”), which will begin delivering in 2019, led the Company to adopt a more cautious approach towards deliveries in 2018. As a result, Embraer delivered 91 total executive jets in 2018 (compared to guidance of 105-125 jets previously).

2018 – DELIVERIES GUIDANCE
	PREVIOUS	CURRENT
Commercial Aviation	85 – 95	85 – 95
Executive Jets – Total	105 - 125	91

As a result of the reduction in executive jet deliveries, the Company now expects revenues in the executive jets segment to be approximately US$ 1.1 billion (previously US$ 1.35 billion – US$ 1.50 billion). In addition, the cost base revision for the KC-390 contract in the second quarter of 2018, resulting from the incident involving prototype 001 in May 2018, negatively impacted revenues for the Defense & Security segment. This impact led to a new projection for revenues for the segment, of approximately US$ 0.6 billion (US$ 0.8 billion – US$ 0.9 billion previously). As a result, Embraer’s consolidated revenues for 2018 are now expected to be approximately US$ 5.1 billion, a reduction from the previous range of US$ 5.4 billion – US$ 5.9 billion.

2018 – NET REVNUES GUIDANCE (US$ BILLIONS)
	PREVIOUS	CURRENT
Commercial Aviation	$ 2.30 – $ 2.45	$ 2.30 - $ 2.45
Executive Jets	$ 1.35 - $ 1.50	~$ 1.10
Defense & Security	$ 0.80 - $ 0.90	~$ 0.60
Services & Support	$ 0.90 - $ 1.00	$ 0.90 - $ 1.00
Others	$ 0.05	$ 0.05
EMBRAER	$ 5.40 - $ 5.90	~$ 5.10

Guidance for consolidated and adjusted EBIT, consolidated and adjusted EBIT margin, consolidated and adjusted EBITDA, and consolidated and adjusted EBITDA margin for 2018 were lowered due largely to lower fixed cost dilution of the Company as a function of lower executive jet volumes and a decline in Defense & Security revenues. The adjusted values for 2018 exclude the impact of US$ 127.2 million related to the cost base revision of the KC-390 contract in the second quarter of 2018, following the incident involving prototype 001 in May 2018.

2018 – CONSOLIDATED ADJUSTED EBIT AND EBITDA GUIDANCE (US$ MILLIONS)
	PREVIOUS	CURRENT
Adjusted EBIT	$270 - $355	~$200
Adjusted EBIT Margin	5% - 6%	~4%
Adjusted EBITDA	$540 - $650	~$480
Adjusted EBITDA Margin	10% - 11%	~9%

Embraer also estimates that its spending on investments for 2018 will be roughly US$ 300 million, below its previous expectation for a total of US$ 550 million. It is important to note that the lower spending on investments has not negatively impacted the Company’s ongoing development projects.

As a result of the lower executive jet deliveries, partially offset by the lower spending on investments in 2018, the Company expects that 2018 Free cash flow will be a use of cash of roughly US$ 200 million (versus a use of no more than US$ 100 million in its previous guidance).

2018 – FREE CASH FLOW GUIDANCE
	PREVIOUS	CURRENT
Free Cash Flow	> (US$ 100) million	~ (US$ 200) million

2019 Guidance:

Embraer presents guidance for 2019 which includes the totality of its business units of Commercial Aviation, Executive Jets, Defense & Security, and Services & Support.

For 2019, Embraer expects to deliver between 85 and 95 commercial jets, 90 to 110 executive jets, including light and large jets, 10 Super Tucano aircraft and two KC-390 cargo aircraft. Total consolidated revenues should be between US$ 5.3 billion and US$ 5.7 billion. The Company expects to achieve a consolidated EBIT margin of breakeven (approximately zero) for the year 2019. It is important to highlight that 2019 guidance includes potential costs and expenses associated with the creation of the Commercial Aviation JV in a strategic partnership between the Company and The Boeing Co. (“Boeing”) under the terms of the associated material facts published by Embraer.

With the finalization and closure of the partnership operation described above, tentatively expected to occur by the end of 2019, Embraer anticipates a capital structure without leverage, with a net cash position of approximately US$ 1.0 billion after the payment of a special dividend to shareholders of roughly US$ 1.6 billion (which remains subject to the confirmation of certain requirements, including the fiscal year results).

2020 Guidance:

Embraer also presents guidance for the year 2020, the first year after the potential closure of the operation creating the strategic partnership between Embraer and Boeing in Commercial Aviation, as mentioned above. The guidance presented for 2020 includes 100% of the expected results of the Executive Jets and Defense & Security segments (and the results of their respective services and support businesses) and exclude expected financial results coming from the 20% stake Embraer will have in the Commercial Aviation JV in partnership with Boeing.

Embraer expects to have net revenues of between US$ 2.5 billion and US$ 2.8 billion, EBIT margin of between 2% and 5% and roughly breakeven free cash flow for the year 2020.

Finally, Embraer communicates that is has made available via the Empresas.Net System, simultaneously with the disclosure of this material fact, the presentation that will also be disclosed at the Embraer Day to be held on this day.

Nelson Krahenbuhl Salgado

Executive Vice President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer